

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

June 23, 2006

Mr. Paul Fulton
Chief Financial Officer
Lihir Gold Limited
7th Floor, Pacific Place
Cnr Champion Parade, Musgrave Street
Port Moresby, Papua New Guinea

> **Re: Lihir Gold Limited**
> **Form 20-F for Fiscal Year Ended December 31, 2004**
> **Filed June 30, 2005**
> **Response Letter Dated May 8, 2006**
> **File No. 0-26860**

Dear Mr. Fulton:

We have reviewed your response letter and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2004

General

1.   We are continuing to consider your responses to prior comments one, four and six regarding your accounting for deferred stripping costs and the application of your deferred stripping ratio on life-of-mine basis as opposed to a phase basis. Please call us at your earliest availability to discuss these matters.

2.   We note that it appears that you apply a stripping ratio to pre-production stripping and waste removal costs. Please demonstrate why it is more appropriate to attribute pre-production costs using a stripping ratio as opposed to depleting such

costs using the units of production method consistent with your view that these costs are mine development cost rather than production costs.

3.   Please confirm whether your mining process has changed from a phased based approach.

Closing Comments

     As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

     You may contact Jonathan Duersh at (202) 551-3719 or in his absense, Kevin Stertzel at (202) 551-3723. Please contact me at (202) 551-3683 with any other questions.

Sincerely,

Jill Davis
Branch Chief

cc: Mr. Burr Henly, Sullivan & Cromwell